SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2022 First Half Earnings Release Conference

Woori Financial Group Inc. will hold its 2022 First Half Earnings Release Conference on Friday, July 22, 2022. The conference will be aired through a live audio webcast on our website, www.woorifg.com and the IR material will be available at the website as well.

Details of the Earnings Release Conference are as follow:

•	Agenda : 2022 First Half Earnings Release and Q&A

•	Date : Friday, July 22, 2022

•	Time : 15:00 (Korea Time)

•	Format : Live Audio Webcast and Conference Call

•	Language : Korean and English (Simultaneous interpretation will be available for English-speaking participants)

•	To listen to the live audio webcast through the website :

-	www.woorifg.com (Access the “Earnings Release” pop-up window and click on “Live Webcasting”)

•	To participate in the conference (including the Q&A session) :

-	Register in advance

http://pin.teletogether.com/eng

Passcode : 312285

-	Access via telephone on the conference day

From Overseas, please dial :                 82-31-810-3160

From Korea, please dial :                      031-810-3160

Passcode :                                               312285#

To request a question, please press :    *1

The above schedule is subject to change according to our circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc. (Registrant)

Date: July 19, 2022	By:	/s/ Sang-Wook Chun
(Signature)
Name : Sang-Wook Chun
Title : President